Mail Stop 4561
via fax (516) 620-0605

April 30, 2009

Robert M. Rubin
President & Chief Executive Officer
25 Highland Boulevard
Dix Hills, NY 11746

>   **Re: Optimum Interactive (USA) Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed on April 14, 2009**
>   **File No. 000-51587**

Dear Mr. Rubin:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on April 14, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the statements of operation, statements of stockholders' equity and statements of cash flows include "Cumulative total from Inception to December 31, 2008" information pursuant to SFAS 7. Please tell us whether John A. Braden & Company, P.C. audited these financial statements and if so, revise to include a

report from the independent registered public accounting firm that opines on the Company's cumulative-to-date financial statements.

<u>Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 14</u>

2.   We note that on December 1, 2008, the Company's Board of Directors dismissed GLO, CPAs, LLP as your independent registered public accountants and approved the engagement of John A. Braden & Company, P.C. Tell us how your consideration to file an Item 4.01 Form 8-K regarding this event. We refer you to the Item 4.01 Form 8-K reporting requirements and to Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.

3.   Also, when you file the Item 4.01 Form 8-K, please revise the disclosures as currently provided in Item 9 of the December 31, 2008 Form 10-K as follows:
   • Indicate whether there were any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K during the Company's <u>two most recent fiscal years</u> (i.e. fiscal 2006 and 2007) and any subsequent interim period preceding the former accountant's dismissal;
   • Indicate whether during the Company's <u>two most recent fiscal years</u> (i.e. fiscal 2006 and 2007) and any subsequent interim period prior to engaging John A. Braden & Co., the Company consulted the newly engaged accountant regarding any matters as defined in Item 304(a)(2) of Regulation S-K;
   • Include the letter from your former auditor pursuant to Item 304(a)(3) of Regulation S-K, filed as Exhibit 16.

<u>Item 9A. Controls and Procedures, page 14</u>

4.   Please tell us whether management performed an evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2008 pursuant to Item 307 of Regulation S-K. If so, revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)- 15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.

<u>Exhibit 31.1 and 31.2</u>

5.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications as follows:

- Revise paragraph 1 to refer to the annual report on Form 10-K rather than the quarterly report on Form 10-K; and
- Revise to include the introductory language of paragraph 4 as indicated in Item 601(b)(31) of Regulation S-K to also refer to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief